                                                           Filed by OpenTV Corp.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                                 Subject Company: Spyglass, Inc.
                                                   Commission File No. 001-15473


        Sunday March 26, 2000, 3:30 P.M. Eastern Time

Company Press Release

        OPENTV AND SPYGLASS SIGN DEFINITIVE MERGER AGREEMENT



              Strategic Transaction Combines Leading Provider of

             Interactive Television Software with Internet Pioneer

  Combined Company Will Provide Comprehensive Solution to Network Operators,

      Broadcasters and Manufacturers for Two-Way Broadband Interactivity

          Enables OpenTV to Extend its Reach into Wireless Telephony

     MOUNTAIN VIEW, CA, AND NAPERVILLE, IL, MARCH 26, 2000 -- OpenTV (Nasdaq and Amsterdam Stock Exchange: OPTV) and Spyglass(R) Inc. (Nasdaq: SPYG) today announced that they have signed a definitive merger agreement. This transaction will combine a leading worldwide provider of interactive television software with a leading provider of Internet products and services. The combined company will provide a comprehensive solution to manufacturers, cable and satellite television network operators, broadcasters and wireless operators around the world as they face the challenge of moving from conventional, narrowband broadcasting to broadband interactivity.

     Combining the strengths of the two companies provides OpenTV the ability to deliver the most compelling digital interactive television experience to its customers and their viewers. This merger also provides OpenTV access to Spyglass' customer base and the potential for additional revenue opportunities.

As part of its overall growth strategy, OpenTV will now be able to leverage Spyglass' technologies to expand into the burgeoning wireless communications market.


                          A Compelling Combination



     Jan Steenkamp, president and chief executive officer of OpenTV, said, "By combining these two industry leaders and technology pioneers, we will drive the future development of the digital interactive television and wireless communications markets. OpenTV will deliver a complete -- and very compelling -- array of software solutions and services to network operators, broadcasters, wireless operators and manufacturers at a time when digital interactive television and broadband Internet connectivity are rapidly becoming a reality around the world."

     "OpenTV has become the worldwide leader in providing software for digital set-top boxes that support a large number of interactive applications without requiring a high-speed broadband connection," Mr. Steenkamp continued. "With the combination of Spyglass' cutting-edge Device Mosaic technology and the broadband market coming of age, we will expand our offering, allowing viewers the ability to access the latest interactive and online functions such as Web browsing, chat, e-mail, shopping and TV commerce."

     "We also will be able to pursue new opportunities for additional growth, initially by extending Spyglass' successful interactive television technologies and professional services business," Mr. Steenkamp added. "In addition, we intend to build on Spyglass' strong foundation in the wireless communications market, where it already derives a significant amount of revenue from professional services and licensing fees related to its state-of-the-art Spyglass Prism content transformation platform."

     Spyglass Prism is a server-based product that reorganizes and reformats standard Web content to display on set-top boxes, mobile phones and other non-PC devices. With the inclusion of this key-enabling technology and Spyglass' success in delivering a leading transformation platform for Internet-enabled mobile devices, OpenTV will be well positioned to be a leading provider of technologies and services for the wireless arena.

"With this transaction, OpenTV continues to extend our technologies to incorporate those functions and features we see on the horizon that will be important for our customers to offer their viewers," Mr. Steenkamp continued. "For example, because both companies have a close relationship with Motorola's Broadband Communications Sector (formerly known as General Instrument), we will have an opportunity to work with Motorola to build the best possible interactive platform for cable systems in the United States and to pursue new opportunities in the wireless communications market."

Earlier this year, OpenTV announced a relationship with EchoStar intended to bring personal video recording to the home with the inclusion of a feature on the OpenTV system that will support hard drive recording. Now with Spyglass, the company will have the ability to develop and integrate Web browsing features into the OpenTV solution to enhance the viewer's interactive television experience.

Doug Colbeth, chairman and chief executive officer of Spyglass, said, "We are extremely excited about the opportunities that this merger creates for the combined company. Combining two leading providers of interactive television software and services will create an organization with all of the tools to be a worldwide leader in providing applications and services that leverage the content, communications and commerce capabilities of the Internet. The Spyglass Board and I are very proud of the many accomplishments of our highly talented and committed employees and we look forward to continuing this success as part of the newly expanded OpenTV organization."

Spyglass has provided its technologies and consulting services to market-leading companies including GTE, Microsoft, Motorola, NEC, Nokia and Sony.

David Robinson, executive vice president of operations for Motorola Inc., said, "We fully support this merger of two of our most innovative business partners. The combined organization will have a strong team with leading-edge technologies and comprehensive services. We look forward to continuing to work closely with them to develop new interactive and online applications for television set-top boxes as well as wireless communications devices."

                                    Terms


     Under the merger agreement, OpenTV will acquire all of Spyglass' outstanding stock in a tax-free, stock-for-stock transaction. Spyglass stockholders will receive 0.7236 OpenTV Series A Ordinary Shares in exchange for each share of Spyglass common stock. Based on OpenTV's closing stock price on March 24, 2000, the transaction has a value of $122.28 per Spyglass share and an aggregate value of approximately $2.5 billion on a fully diluted basis. Spyglass stockholders and option holders will receive approximately 15.0 million OpenTV shares and own approximately 18 percent of the combined company's stock on a fully diluted basis.

Jan Steenkamp will continue as president and CEO of OpenTV after consummation of the transaction. Doug Colbeth, Spyglass chairman and CEO, will become executive vice president, corporate development of a newly formed wireless communications unit. Martin Leamy, Spyglass president, will become general manager of a newly formed Consulting Services business unit.

This transaction, which has been unanimously approved by the Boards of Directors of both companies, is subject to certain customary closing conditions, including regulatory approvals and the approval of the stockholders of both companies, and is expected to close within three to four months.

A conference call for the investment community is scheduled to take place at 10:30 a.m. Eastern Standard Time on Monday, March 27 and will be available for broadcast on the Web at http://www.v-call.com.
                        ---------------------

Merrill Lynch is financial advisor and Wilson Sonsini Goodrich & Rosati is legal advisor to OpenTV for this transaction. Robertson Stephens is financial advisor and Hale and Dorr LLP is legal advisor to Spyglass.


                                 About OpenTV
                                 ------------

     OpenTV is the leading worldwide provider of software that enables digital interactive television. OpenTV provides a complete end-to-end solution for the development and delivery of interactive services via digital satellite, cable and terrestrial broadcast. OpenTV set-top box software has been shipped with or installed in more than 6.1 million digital set-top boxes worldwide. To date, OpenTV software solutions have been selected by 25 television network operators worldwide, including British Sky Broadcasting (BSkyB) in the United Kingdom, TPS in France, Via Digital in Spain, Senda in Sweden, Stream in Italy and EchoStar's DISH Network in the United States.


     The OpenTV set-top box software is licensed to more than 25 digital set-top box manufacturers, and OpenTV's authoring tools are licensed to more than 100 independent developers and content and service providers. OpenTV is a member of the Digital Video Broadcasting (DVB) project, CableLabs OpenCable initiative, ATSC DASE, and JavaTV. OpenTV is a licensee of Personal Java(TM) from Sun Microsystems.

     OpenTV is supported by investments from nine leading Internet, broadcast and broadband companies including America Online (NYSE: AOL), EchoStar Communications (Nasdaq: DISH), General Instrument Corporation (NYSE: GIC), Liberty Digital (Nasdaq: LDIG), News Corporation (NYSE: NWS), Time Warner (NYSE:
TWX) and Shaw Communications (NYSE: SJR) in addition to Sun Microsystems (Nasdaq: SUNW), and MIH Limited (Nasdaq: MIHL).

     Worldwide headquarters for OpenTV is located in Mountain View, Calif., with European operations in Paris, France, and London, England; and offices in Seoul, South Korea; Tokyo, Japan; Beijing, China; and Sydney, Australia. Information on OpenTV is available at www.OpenTV.com.



                             About Spyglass Inc.
                            --------------------

     Spyglass (Nasdaq: SPYG) is a leading provider of strategic Internet consulting, software and professional services that enable content providers, service operators and device manufacturers to capitalize on the potential of the Internet. Market-leading companies using Spyglass solutions include GTE, Microsoft, Motorola, NEC, Nokia, Sony, Thomson Consumer Electronics, WorldGate and Xerox. Spyglass is headquartered in Naperville, Ill. and has regional offices in Lexington, Mass.; Silicon Valley, Calif.; and London, England, along with a wholly owned subsidiary in Tokyo, Japan. Visit http://www.spyglass.com for more information.

     Spyglass and the Spyglass logo are trademarks or registered trademarks of Spyglass, Inc., in the United States and other countries. Mosaic is a trademark of the University of Illinois. (Other technologies and brand names are trademarks or registered trademarks of their respective companies.)

                                     # # #


This press release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of OpenTV and Spyglass and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the OpenTV or Spyglass stockholders to approve the merger; the risk that the OpenTV and Spyglass businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; failure of the combined company to successfully manage its changing relationships with customers, suppliers and strategic solution center customers; timely identification, development, acceptance and pricing of new products and services and, in particular, the risk that businesses and consumers may not deploy interactive television and adopt the Internet for mobile commerce as rapidly as anticipated; consummation of binding agreements with prospective business partners, the ability to close and execute large multi-year contracts and the impact of competitive products and services and pricing.

     For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus to be filed by both companies as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in Spyglass' annual report on Form 10-K for the year ended September 30, 1999 filed December 22, 1999 and in OpenTV's Form F-1 Registration Statement filed on November 19, 1999, as amended, and other documents periodically filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

(C)1999 OpenTV, Inc. All rights reserved. OpenTV, OpenAuthor, OpenTV Runtime, OpenStreamer and the OpenTV logo are trademarks or registered trademarks of OpenTV, Inc. in the United States and other countries. Java and all Java-based trademarks and logos are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries. All other trademarks are the property of their respective owners.

All OpenTV products and services may not be available in all geographic areas.

     OpenTV Corp., its officers and directors may be deemed to be participants in the solicitation of proxies from OpenTV's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in OpenTV's Form F-1 Registration Statement filed on November 19, 1999, as amended. This document is available free of charge at the SEC website at www.sec.gov and from the OpenTV Corp. contact listed below.

     Spyglass, Inc. its officers and directors may be deemed to be participants in the solicitation of proxies from Spyglass shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Spyglass' annual report on Form 10-K for the year ended September 30, 1999 filed with the SEC on December 22, 1999. This document is available free of charge at the SEC website at www.sec.gov and from the Spyglass contact listed below.


     THIS PRESS RELEASE IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF SALE OF SECURITIES. SHAREHOLDERS OF SPYGLASS, INC. AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 TO BE FILED BY OPENTV CORP. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM OPENTV CORP. AND SPYGLASS, INC. THROUGH THE CONTACTS LISTED BELOW.



Contacts:
For Spyglass, Inc.:
------------------
     Amanda Ingalls

     Spyglass, Inc.
     630-245-6512
     aingalls@spyglass.com

     Bruce Beerbower
     Spyglass, Inc.
     630-245-6656
     bbeerbower@spyglass.com


     For OpenTV Corp.:
     ------------------

     Steve Polcyn
     OpenTV
     650-429-5498
     spolcyn@opentv.com

     Michael Freitag
     Kekst and Company
     212-521-4896
     michael-freitag@kekst.com